FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

     Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ABN AMRO HOLDING N.V.

TABLE OF CONTENTS

Item

1.1	Written Agreement, dated July 23, 2004, among ABN AMRO Bank N.V., ABN AMRO Bank N.V., New York Branch, Federal Reserve Bank of Chicago, Federal Reserve Bank of New York, Illinois Department of Financial and Professional Regulation and New York State Banking Department.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ABN AMRO HOLDING N.V.

Dated: July 28, 2004	By:	/s/ T. de Swaan

		Name:	Drs T. de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr. H. Duijn
		Title:	Secretary Managing Board

Item 1.1

UNITED STATES OF AMERICA
BEFORE THE
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C.

STATE OF ILLINOIS
DEPARTMENT OF FINANCIAL AND PROFESSIONAL REGULATION

NEW YORK STATE BANKING DEPARTMENT
NEW YORK, NEW YORK

Federal Reserve Docket No.: 04-01 4-WA/RB-FB 04-0 14- WA/RB-FBR Illinois Docket No.: DBR-BTC-2004-51
Written Agreement by and among	)
)
ABN AMRO BANK, N.V.	)
Amsterdam, The Netherlands	)
)
ABN AMRO BANK, N.V.	)
NEW YORK BRANCH	)
New York, New York	)
)
FEDERAL RESERVE BANK OF CHICAGO	)
Chicago, Illinois	)
)
FEDERAL RESERVE BANK OF NEW YORK	)
New York, New York	)
)
STATE OF ILLINOIS	)
DEPARTMENT OF FINANCIAL AND	)
PROFESSIONAL REGULATION	)
Springfield, Illinois	)
)
and	)
)
NEW YORK STATE BANKING	)
DEPARTMENT	)
New York, New York	)

     WHEREAS, ABN AMRO Bank, N.V., a foreign bank as defined in section 3101(7) of the International Banking Act (12 U.S.C. 3101(7)) (the “Bank”) and the New York branch of the Bank (the “New York Branch”) are taking steps to address deficiencies relating to compliance with applicable federal and state laws, rules, and regulations relating to anti-money laundering policies and procedures, including the Currency and Foreign Transactions Reporting Act, 31 U.S.C. 5311s. (the Bank Secrecy Act (the “BSA”)), as amended by the USA PATRIOT Act; the rules and regulations issued thereunder by the US. Department of the Treasury (31 C.F.R. Part 103); the suspicious activity reporting requirements of Regulation K of the Board of Governors of the Federal Reserve System (the “Board of Governors”) (12 C.F.R. 211.24(f)); and 3 N.Y.C.R.R. Part 300;

     WHEREAS, the New York Branch provides significant services to its correspondent banks, including non-U.S. banks, and also conducts a high volume of US. dollar clearing business, and examiners have identified compliance and risk management deficiencies at the New York Branch in these operational areas;

     WHEREAS, the Bank and the New York Branch are taking steps to enhance due diligence policies and procedures relating to the New York Branch’s clearing operations and correspondent accounts for non-U.S. banks and are addressing risks associated with these lines of business, including legal and reputational risks, by implementing industry sound practices designed to identify and effectively manage such risks;

     WHEREAS, it is the common goal of the Bank, the New York Branch, the Federal Reserve Bank of Chicago (the “Chicago Reserve Bank”), the Federal Reserve Bank of New York (the “New York Reserve Bank”) (collectively, the “Reserve Banks”), the Illinois Department of Financial and Professional Regulation (“IDFPR’), and the New York State Banking Department (the “Department”) to ensure that the Bank and the New York Branch continue to fully address all deficiencies in the Bank’s anti-money laundering policies and procedures, customer due diligence practices, risk management processes, and internal control environment; and

     WHEREAS, on July 12, 2004, on the proposal of the Managing Board, the Supervisory Board of the Bank consented to the decision authorizing and directing ________*)______ and ______________ , respectively, to enter into this Written Agreement (the “Agreement”) on behalf of the Bank and the New York Branch and consenting to compliance by the Bank, the New York Branch, and their institution-affiliated parties, as defined in sections 3(u) and 8(b)(4) of the Federal Deposit Insurance Act, as amended (12 U.S.C. 1813(u) and 1818(b)(4)), wit each and every provision of this Agreement.

     NOW, THEREFORE, the Bank, the New York Branch, the Reserve Banks, IDFPR, and the Department hereby agree as follows:

Anti-Money Laundering Compliance

     1. Within 60 days of this Agreement, the Bank and the New York Branch shall jointly submit to the Reserve Banks, the Department, and IDFPR an acceptable written anti-money laundering program designed to improve the New York Branch’s system of internal controls and designed to ensure compliance with all applicable provisions of the BSA and the rules and regulations issued thereunder. The program shall include provisions for updates on an ongoing basis as necessary to incorporate amendments to the BSA and the rules and regulations issued thereunder. The program shall, at a minimum:

           (a) Improve the New York Branch’s system of internal controls, particularly in the area of clearing operations, to ensure compliance with all recording keeping and reporting requirements;

           (b) include controls designed to ensure compliance with all requirements relating to correspondent accounts for non-U.S. persons, including but not limited to certification

*)	Tom de Swaan and Hugh Scott-Barrett
on behalf of the Bank

John K. Nelson and Ricardo L. Larrabure
on behalf of the New York Branch

3

requirements for foreign shell banks (31 C.F.R. 103.177) and due diligence requirements for correspondent accounts (31 C.F.R. 103.181);

          (c) provide for thorough assessment of legal and reputatioual risks associated with correspondent accounts and clearing operations and for regular review of risk tolerance by appropriate members of senior management;

          (d) provide for the retention of outside consultant assistance as necessary and appropriate to assess risks associated with particular lines of business and to design and implement controls to manage such risks; and

          (e) be designed to ensure identification and verification of the identity of account holders and transactors in accordance with applicable regulations.

Independent Testing and Audit

     2. Within 60 days of this Agreement, the Bank and the New York Branch shall jointly submit to the Reserve Banks, the Department, and IDFPR an acceptable written plan for enhancing independent testing of the New York Branch’s anti-money laundering compliance. The plan shall include, at a minimum:

         (a) Procedures to evaluate the New York Branch’s compliance with the BSA, the rules and regulations issued thereunder, and all other applicable anti-money laundering and suspicious activity reporting requirements;

          (b) procedures to evaluate the New York Branch’s adherence to industry sound practices relating to anti-money laundering compliance, customer and correspondent account due diligence, and the reporting of suspicious activities;

          (c) procedures for ongoing compliance monitoring covering operations and customer due diligence in the funds transfer and correspondent banking lines of business, including a schedule of compliance reviews to be performed in those areas;

          (d) regular evaluation of training to ensure that appropriate personnel at the New York Branch possess the requisite knowledge necessary to comply with the BSA;

          (e) provisions for the independent testing to be performed by qualified third parties (which may include internal audit) who are independent of the Bank’s and the New York Branch’s compliance function;

           (f) procedures for review of independent testing results by senior management and escalation to the board of directors in appropriate circumstances;

          (g) procedures to ensure that senior management institutes appropriate actions in response to the independent testing results; and

          (h) procedures to ensure that independent testing results are communicated to the New York Reserve Bank and the Department on a regular basis and retained for subsequent supervisory review.

Training

     3. Within 60 days of this Agreement, the Bank and the New York Branch shall jointly submit to the Reserve Banks, the Department, and IDFPR an acceptable written plan to provide effective training to all appropriate personnel at the New York Branch (including, but not limited to, correspondent account relationship personnel, employees involved in clearing operations, funds transfer personnel, and customer contact personnel) in all aspects of regulatory and internal policies and procedures related to the BSA and the identification and reporting of suspicious transactions, and to update the training on a regular basis to reasonably ensure that all personnel are trained in the most current legal requirements and in the organization’s risk management processes.

Suspicious Activity Reporting and Customer Due Diligence

     4. Within 60 days of this Agreement, the Bank and the New York Branch shall jointly submit to the Reserve Banks, the Department, and IDFPR an acceptable written customer due diligence program designed to reasonably ensure the identification and timely, accurate, and complete reporting of all known or suspected violations of law against or involving the New York Branch and suspicious transactions at the New York Branch to law enforcement and supervisory authorities as required by the suspicious activity reporting provisions of Regulation K of the Board of Governors (12 C.F.R. 211.24(f)) and 3 N.Y.C.R.R. 300.1. At a minimum, the program shall include:

          (a) A methodology for assigning risk levels to the New York Branch’s customer base, including correspondent accountholders;

          (b) a risk focused assessment of the New York Branch’s customer base to:

                (i) identify the categories of customers whose transactions and banking activities are routine and usual; and

               (ii) determine the appropriate level of enhanced due diligence necessary for those categories of customers that pose a heightened risk of conducting potentially illicit activities at or through the New York Branch;

          (c) for each customer whose transactions require enhanced due diligence, procedures to:

                 (i) determine the appropriate documentation necessary to verify the identity and business activities of the customer; and

               (ii) understand the normal and expected transactions of the customer,

           (d) for correspondent accounts established, maintained, administered, or managed in the United States for a foreign financial institution, procedures that comport with the industry sound practices that are set forth in available public guidance (e.g., the New York Clearing House Association LLC’s “Guidelines for Counter Money Laundering Policies and Procedures in Correspondent Banking” (March 2002) and the Basel Committee on Banking Supervision’s “Customer Due Diligence for Banks” (October 2001)), and that include, but are not limited to:

                 (i) obtaining appropriate information about the correspondent, its business operations, its customers, and its anti-money laundering procedures, particularly with regard to its customer relationships that may present a heightened risk of money laundering; and

                 (ii) procedures designed to ensure that correspondent banking services provided by the New York Branch are reviewed and approved by appropriate levels of management, and are subject to appropriate ongoing review; and

          (e) procedures designed to ensure proper identification and reporting of all known or suspected violations of law and suspicious transactions, including hut not limited to:

                 (i) effective monitoring of customer accounts and transactions, including transactions conducted through the New York Branch’s clearing operations, consistent with industry sound practices;

                (ii) appropriate participation by senior management in the process of identifying, reviewing, and reporting potentially suspicious activity; and

                (iii) adequate referral of information about potentially suspicious activity through appropriate levels of management, including a policy for determining action to be taken in the event of multiple filings of Suspicious Activity Reports on the same customer or where a correspondent fails to provide due diligence information.

Transaction Review

     5. (a) Within 20 days of this Agreement, the Bank and the New York Branch shall jointly engage a qualified independent firm (the “Consultant”) acceptable to the Reserve Banks, the Department, and IDFPR to conduct a review of account and transaction activity for the time period beginning no later than July 23,2002 through April 30,2004 to determine whether suspicions activity involving accounts or transactions at, by, or through the New York Branch was properly identified and reported in accordance with then applicable suspicious activity reporting regulations (the “Review”).

     (b) Within 10 days of the engagement of the Consultant, but prior to the commencement of the Review, the Bank and the New York Branch shall jointly submit to the Reserve Banks, the Department, and IDFPR for approval an engagement letter that sets forth:

           (i) The scope of the Review, including the types of accounts and transactions to be reviewed;

          (ii) the methodology for conducting the Review, including any sampling procedures to be followed;

           (iii) the expertise and resources to be dedicated to the Review; and

                 (iv) the anticipated date of completion of the Review.

          (c) Upon completion of the Review, the Bank and the New York Branch shall jointly provide to the Reserve Banks, the Department, and IDFPR a copy of the Consultant’s report detailing the findings of the Review at the same time the report is provided to the Bank and the New York Branch.

          (d) Upon completion of the Review, the Bank and the New York Branch shall ensure that all matters or transactions required to be reported that have not previously been reported are reported in accordance with applicable rules and regulations.

Approval and Progress Reports

      6. The programs, plans, and engagement letter required by paragraphs 1,2,3,4, and 5(b) of this Agreement shall be submitted to the Reserve Banks, the Department, and IDFPR for review and approval. Acceptable programs, plans, and an acceptable engagement letter shall be submitted to the Reserve Banks, the Department, and IDFPR within the time periods set forth in this Agreement. The Bank and the New York Branch shall adopt the approved programs, plans, and engagement letter within 10 days of approval by the Reserve Banks, the Department, and IDFPR and then shall fully comply with them. During the term of this Agreement, the approved programs, plans, and engagement letter shall not be amended or rescinded without the prior written approval of the Reserve Banks, the Department, and IDFPR.

     7. Within 10 days after the end of each month following the date of this Agreement, the Bank and the New York Branch shall jointly submit to the Reserve Banks, the Department, and IDFPR written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of this Agreement, and the results thereof. Management’s responses to any audit reports on BSA prepared by internal and external auditors shall be included with the progress report. The Reserve Banks, the Department, and IDFPR may, in writing, discontinue the requirement for progress reports or modify the reporting schedule.

Notices

8.	All communications regarding this Agreement shall be sent to:

	(a)	Mr. Robert A. O’Sullivan
Senior Vice President
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

	(b)	Mr. Michael J. Lesser
Deputy Superintendent
New York State Banking Department
One State Street
New York, NY 10004

	(c)	Mr. Richard C. Cahill
Vice President
Federal Reserve Bank of Chicago
230 LaSalle Street
Chicago, IL 60604

	(d)	Mr. Craig Volk
Illinois Department of Financial and Professional Regulation
310 South Michigan Avenue
Chicago, IL 60604

	(e)	ABN AMRO Bank, N.V.
c/o Mr. Tom de Swaan
Chief Financial Officer, Managing Board Member
ABN AMRO Holding, N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

	(f)	Jonathan Feigelson, Esq.
Managing Director General Counsel, WCS North America
ABN AMRO Bank, N.V. -New York Branch
55 East 52nd Street
New York, NY 10055

Miscellaneous

           9. The provisions of this Agreement shall be binding on the Bank, the New York Branch, and each of their institution-affiliated parties in their capacities as such, and their successors and assigns.

           10. Each provision of this Agreement shall remain effective and enforceable until stayed, modified, terminated or suspended in writing by the Reserve Banks, the Department, and IDFPR.

           11. Notwithstanding any provision of this Agreement, the Reserve Banks, the Department, and IDFPR may, in their sole discretion, grant written extensions of time to the Bank and the New York Branch to comply with any provision of this Agreement.

           12. The provisions of this Agreement shall not bar, estop or otherwise prevent the Board of Governors, the New York Reserve Bank, the Chicago Reserve Bank, the Department, IDFPR or any federal or state agency from taking any further or other action affecting the Bank, the New York Branch, or any of their current or former institution-affiliated parties or their successors or assigns.

           13. This Agreement is a “written agreement” for the purposes of, and is enforceable by the Board of Governors as an order issued under, section 8 of the Federal Deposit Insurance Act and by the Department pursuant to Section 39 of the New York State Banking Law.

           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of this 23 day of July, 2004.

FEDERAL RESERVE BANK OF NEW YORK

			By:	/s/ Robert A. O’Sullivan

Robert A. O’Sullivan
Senior Vice President

ABN AMRO BANK, N.V. New York Branch			NEW YORK STATE BANKING DEPARTMENT

By:	/s/	John K. Nelson	By:	/s/ Michael J. Lesser

		John K. Nelson		Michael J. Lesser
Deputy Superintendent
By:	/s/	Ricardo L. Larrabure

		Ricardo L. Larrabure	FEDERAL RESERVE BANK OF CHICAGO

			By:	/s/ James W. Nelson

James W. Nelson
Senior Vice President

ABN AMRO BANK, N.V.			ILLINOIS DEPARTMENT OF FINANCIAL
AND PROFESSIONAL REGULATION
By:	/s/	Tom De Swaan
			By:	/s/ Scott D. Clarke
Tom De Swaan
Scott D. Clarke
Assistant Commissioner
By:	/s/	Hugh Scott-Barrett

Hugh Scott-Barrett